77 D - Policies with respect to security investments

Also at the Special Meeting of Shareholders of the Fund held on October 14, 2009, shareholders of the Fund approved a change in the Fund's industry concentration policy so that the Fund may not purchase any security if, as a result of the purchase, 25% or more of the Fund's total assets
(taken at current value) would be invested in the securities of borrowers and other issuers having their principal business activities in the same industry;
provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities. Previously, the Fund's industry concentration policy provided that the Fund would invest at least 25% of its assets in residential mortgage-backed securities under normal market conditions.
The number of votes cast in favor of the change in industry concentration policy was 4,282,251, the number of votes against was 125,260, and the number of votes abstained was 294,321.